Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

VIVUS, Inc. (“we,” “our” or the “Company”) has registered under Section 12 of the Securities Exchange Act of 1934, as amended, (1) common stock, $0.001 par value per share (the “common stock”), of the Company and (2) rights (the “Rights”) to purchase specified units of the Series A Participating Preferred Stock, $0.001 par value per share, of the Company (the “Series A Participating Preferred Stock”).

The following descriptions of our capital stock (including our common stock), the Rights and the Rights Agreement (as defined below) are summaries and are subject to, and are qualified in their entirety by reference to, the provisions of (1) our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), (2) our Amended and Restated Bylaws, as further amended (the “Bylaws”), (3) our Amended and Restated Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company and (4) the Preferred Stock Rights Agreement, dated as of December 30, 2019, between the Company and Computershare Trust Company, N.A.  (the “Rights Agreement”),  copies of which are incorporated by reference as Exhibits 3.1, 3.2, 3.3 and 4.3, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2019 of which this Exhibit 4.2 is a part.

Capital Stock

Our Certificate of Incorporation authorizes us to issue a total of 205,000,000 shares of capital stock, consisting of (1) 200,000,000 shares of common stock, and (2) 5,000,000 shares of preferred stock, $0.001 par value per share (the “preferred stock”).

Common Stock

Voting Rights

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Directors are elected by a plurality of the votes cast by stockholders present in person or represented by proxy at a meeting of the stockholders of the Company and entitled to vote on the election of directors. Except as otherwise provided by applicable law, our Certificate of Incorporation or our Bylaws, every matter other than the election of directors will be decided by the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on such matter. Except as otherwise provided in our Certificate of Incorporation or as required by applicable law, holders of shares of our common stock are not entitled to cumulate their votes in the election of directors or with respect to any matter submitted to a vote of the stockholders.

Dividends

The holders of our common stock are entitled to receive dividends declared by our Board of Directors (the “Board”) out of funds legally available for the payment of dividends under Delaware law, subject to the rights, if any, of the holders of our preferred stock. In addition, our debt financing arrangements currently impose limitations, and debt financing or other contractual arrangements may in the future impose limitations, on our ability to pay dividends.

Liquidation

Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding.

Rights and Preferences

The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to our common stock.

All outstanding shares of common stock are fully paid and nonassessable. In addition, see “Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws, Other Agreements and Delaware Law” below.

Listing

Our common stock is traded on The Nasdaq Global Select Market under the trading symbol “VVUS.”

 Preferred Stock

Our Board has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of our preferred stock,  each with a par value of $0.001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action.

Our Board has adopted the Amended and Restated Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of VIVUS, Inc. setting forth the rights, powers and preferences of our Series A Participating Preferred Stock, as described below. In addition, we have issued Rights to purchase specified units of Series A Participating Preferred Stock. For more information about the Rights, see “Rights to Purchase Series A Participating Preferred Stock.”

In addition, see “Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws, Other Agreements and Delaware Law” below.

Series A Participating Preferred Stock

Amount

Under the Amended and Restated Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, we may issue 700,000 shares of Series A Participating Preferred Stock.

Ranking

The Series A Participating Preferred Stock will rank junior to all other series of the Company’s preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series provide otherwise.

Proportional Adjustment

In the event that the Company shall at any time after the issuance of any share or shares of Series A Participating Preferred Stock (i) declare any dividend on common stock payable in shares of common stock, (ii) subdivide the outstanding common stock or (iii) combine the outstanding common stock into a smaller number of shares, then in each such case the Company shall simultaneously effect a proportional adjustment to the number of outstanding shares of Series A Participating Preferred Stock.

Dividend Rights

Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series A Participating Preferred Stock with respect to dividends, the holders of shares of Series A Participating Preferred Stock will be entitled to receive when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (referred to as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise), declared on the common stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Participating Preferred Stock.

We will be required to declare a dividend or distribution on the Series A Participating Preferred Stock as provided in the preceding paragraph immediately after we declare a dividend or distribution on the common stock (other than a dividend payable in shares of common stock).

Dividends will begin to accrue on outstanding shares of Series A Participating Preferred Stock from the Quarterly Dividend Payment Date first following the date of issue of such shares of Series A Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares will begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends will begin to accrue from such Quarterly Dividend Payment Date.  Accrued but unpaid dividends will not bear interest.  Dividends paid on the shares of Series A Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares will be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

Voting Rights

Each share of Series A Participating Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. Except as otherwise provided herein or by law, the holders of shares of Series A Participating Preferred Stock and the holders of shares of common stock will vote together as one class on all matters submitted to a vote of stockholders of the Company.

Certain Restrictions on Dividends

Whenever quarterly dividends or other dividends or distributions payable on the Series A Participating Preferred Stock as described above are in arrears, the Company will be restricted in its ability to declare or pay dividends on, redeem or purchase or otherwise acquire for consideration, or make other distributions of shares of stock ranking junior to, or on parity with, the Series A Participating Preferred Stock (subject to specified exceptions for stock ranking on a parity with the Series A Participating Preferred Stock). In such event, the Company will also be restricted in its ability to purchase shares of Series A Participating Preferred Stock.

Distribution Upon Liquidation of Dissolution

Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Participating Preferred Stock will be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of common stock plus an amount equal to any accrued and unpaid dividends on such shares of Series A Participating Preferred Stock.

Exchange Upon Consolidation or Merger

In the event Company enters into any consolidation, merger, combination or other transaction in which the shares of our common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then the shares of Series A Participating Preferred Stock must at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged.

 Rights and Redemption

The shares of Series A Participating Preferred Stock will not be redeemable. There is also no sinking fund provision applicable to our Series A Participating Preferred Stock.

Amendments

Our Certificate of Incorporation may not be amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series A Participating Preferred Stock, voting separately as a series.

Rights to Purchase Series A Participating Preferred Stock

We are a party to the Rights Agreement, dated as of December 30, 2019, with Computershare Trust Company, N.A. On December 30, 2019, our Board authorized and declared a dividend distribution of one Right, initially representing the right to purchase one one-thousandth (0.001) of a share of our Series A Participating Preferred Stock, for each share of our common stock outstanding on January 13, 2020 to the stockholders of record at the close of business on that date. As of December 31, 2019, there were no Rights outstanding, and as of January 13, 2020, there were 10,648,947 Rights outstanding.

We expect to submit the Rights Agreement to a vote at our 2020 annual meeting of stockholders. If our stockholders do not approve the Rights Agreement at the 2020 annual meeting, it will expire at the close of business on the following day.

Exercise of Rights

Prior to the Distribution Date (as defined below), the Rights are not exercisable. On or after the Distribution Date, each Right would initially entitle the holder to purchase one one-thousandth (0.001) of a share of the Series A Participating Preferred Stock for a purchase price of $12.68 (subject to adjustment) (the “Purchase Price”). Under certain circumstances set forth in the Rights Agreement, the Company may suspend the exercisability of the Rights.

The “Distribution Date” means the earlier of (1)  the close of business on the tenth business day after the
Stock Acquisition Date (as defined below), or (2)  the close of business on the tenth business day (or such later date as the Board determines prior to the time at which any person becomes an Acquiring Person) after the date that a tender or exchange offer by any person (other than any “Exempt Person” (as defined below)) is first published, sent or given within the meaning of applicable Securities and Exchange Commission rules, if on the completion of the tender or exchange offer,  that person, or any affiliate or associate of that person, would become an Acquiring Person.

Definition of “Acquiring Person”

An “Acquiring Person” is a person (including a legal entity) or group that, together with affiliates and associates of such person or group, acquires beneficial ownership of 4.9% or more of the shares of common stock then outstanding, other than, generally: (A) the Company, its subsidiaries and their respective employee benefit plans or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (B) any stockholder that, as of the time of the first public announcement of approval of the Rights Agreement, beneficially owns 4.9% or more of the shares of common stock then outstanding, unless such person thereafter acquires an additional 1% of the outstanding shares of common stock, subject to certain exceptions (including pursuant to a dividend or distribution paid or made by the Company on the outstanding common stock or pursuant to a split or subdivision of the outstanding common stock); (C) a person who becomes an Acquiring Person solely as a result of the Company repurchasing shares of common stock or a stock dividend, stock split, reverse stock split or similar transaction effected by the Company (unless and until such person acquires additional shares, other than in certain specified exempt transactions); (D) certain stockholders who inadvertently or without knowledge of the terms of the Rights, becomes Acquiring Persons and who thereafter reduce the percentage of shares owned below 4.9%; (E) investment advisors to mutual funds, to the extent that such advisor does not hold and no single fund advised by such advisor holds 4.9% or more of the Company’s outstanding common stock, and (F) any person whose beneficial ownership of common stock is determined by the Board not to be inconsistent with the purpose of the Rights Agreement.

For purposes of the Rights Agreement, “Exempt Person” generally means a person (including a legal entity) identified in clauses (A), (E) or (F) in the definition of “Acquiring Person” above.

Flip-In

In the event that any person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of units associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or its affiliates and associates and certain transferees thereof will be null and void.

Exchange

At any time following the (1) first date on which there is a public announcement by the Company or an Acquiring Person that an Acquiring Person has become an Acquiring Person or (2) any earlier date on which at least a majority of our Board becomes aware of the existence of an Acquiring Person (the “Stock Acquisition Date”) but before the time the Acquiring Person becomes the beneficial owner of 50% or more of the outstanding shares of common stock, the Board may, at its option, exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for common stock at an exchange ratio of one share of common stock per Right (subject to adjustment); provided, that no holder is entitled to receive pursuant to such exchange common stock that would result in a beneficial ownership of more than 4.9% of the common stock then outstanding.

Term and Expiration

The Rights and the Rights Agreement will expire on the earliest of (i) December 30, 2022, (ii) the time at which the Rights are redeemed or exchanged by our Board pursuant to the Rights Agreement, (iii) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended, or any successor statute if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of the Tax Benefits, (iv) the first business day following the date on which the Rights Agreement fails to be ratified by the our stockholders at our 2020 annual meeting, and (v) the beginning of a taxable year to which the Board determines that no Tax Benefits may be carried forward.

Redemption

At any time prior to such time as any person becomes an Acquiring Person, we may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.0001 redemption price.

Anti-Dilution Provisions

The Purchase Price payable, and the number of units of Series A Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Participating Preferred Stock, (ii) if holders of the Series A Participating Preferred Stock are granted certain rights or warrants to subscribe for Series A Participating Preferred Stock or convertible securities at less than the current market price of the Series A Participating Preferred Stock, or (iii) upon the distribution to holders of the Series A Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Generally, no adjustments to the Purchase Price of less than 1% will be made.

Amendments

For so long as the Rights are then redeemable, any of the provisions of the Rights Agreement may be amended by the Board without the approval of any holders of the Rights. At any time when the Rights are not then redeemable, the provisions of the Rights Agreement may be amended by the Board to make changes which do not adversely affect the interests of holders of Rights, cause the Rights again to become redeemable or cause the Rights

Agreement to become otherwise amendable. In addition, the redemption price under the Rights Agreement may not be amended at any time.

Stockholder Rights

Until a Right is exercised, the holder thereof, as such, will have no rights as the Company’s stockholder, including the right to vote or to receive dividends. Stockholder may, depending on circumstances, recognize taxable income in the event that the Rights become exercisable for our Series A Participating Preferred Stock (or other consideration) or in the event the Rights are redeemed.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws, Other Agreements and Delaware Law

Rights Plan

As described above, the Rights Agreement, also referred to as our rights plan,  is designed to protect stockholder value by mitigating the likelihood of an “ownership change” that would result in significant limitations to our ability to use our net operating losses or other tax attributes to offset future income. The rights plan provides, subject to certain exceptions that if any person or group acquires 4.9% or more of our outstanding common stock, there would be a triggering event potentially resulting in significant dilution in the voting power and economic ownership of that person or group. Existing stockholders who hold 4.9% or more of our outstanding common stock as of the date of the rights plan will trigger a dilutive event only if they acquire an additional 1% of the outstanding shares of our common stock.    For more information about the Rights and the Rights Agreement, see “Rights to Purchase Series A Participating Preferred Stock.”

Provisions of Our Certificate of Incorporation and Bylaws; Delaware Anti-Takeover Statute

Some provisions of our Certificate of Incorporation and Bylaws could delay or prevent a change in control of our Company, including provisions which:

•	authorize the issuance of preferred stock by the Board without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;
•	prohibit stockholder action by written consent (as described below);
•	specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and
•	eliminate cumulative voting in the election of directors.

In addition, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our governing documents could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions, and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest.

Elimination of Stockholder Action by Written Consent

Under our Certificate of Incorporation, no action may be taken by the stockholders of the Company except at an annual or special meeting of the stockholders called in accordance with the Bylaws, and no action may be taken by our stockholders by written consent.